Paul Iglesias Work History

Experience

Oakland Chapter LLC
Managing Member
July 2025 - Present

Parche Oakland
Business Owner
January 2023 - Present (2 years 8 months)
2295 Broadway, Oakland CA 94612

Telerferic Barcelona
Manager
- April 2023

Canela Bistro & Wine Bar
Manager
January 2017 - April 2023 (6 years 4 months)
San Francisco Bay Area